August 27, 2004


Mail Stop 0511

Kenneth G. Townsend, President
McNab Creek Gold Corp.
789 West Pender Street, Suite 1220
Vancouver, B.C.  V6C 1H2
CANADA

Re:	McNab Creek Gold Corp.
	Registration Statement on Form 10-SB
	Filed August 25, 2004
	File No. 0-50915

Dear Mr. Townsend:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments until these material deficiencies are addressed.

Please revise your filing to include the updated financial statements required by Form 10-SB, Part F/S and Item 310 of Regulation S-B.

	You are advised that the registration statement will become effective through operation of law 60 days after filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the
Commission.	We suggest that you consider submitting a substantive
amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.   Feel free to call us at (202) 942-2999
with any questions. We look forward to working with you to address these concerns.

							Sincerely,


							John D. Reynolds
							Assistant Director